                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                               (Amendment No. 5 )*

                           Publix Super Markets, Inc.
                           --------------------------
                                (Name of Issuer)

                   Common Stock, Par Value $1.00 Per Share
                   ---------------------------------------
                         (Title of Class of Securities)

                                     None
                                  ------------
                                 (CUSIP Number)

                                  12/31/2000
            -----------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   |_|  Rule 13d-1(b)

   |X|  Rule 13d-1(c)

   |X|  Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 Pages

                                  SCHEDULE 13G

CUSIP No.    None                                           Page 2 of 4 Pages
          ----------                                            ---  ---



1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      Nancy E. Jenkins     ###-##-####

2     Check the Appropriate Box if A Member of a Group*

                                                                  (a)___

                                                                  (b)___

3     SEC Use Only

4     Citizenship or Place of Organization

      United States

Number of
Shares               5  Sole Voting Power             14,638,789
Beneficially
Owned By             6  Shared Voting Power
Each
Reporting            7  Sole Dispositive Power        14,638,789
Person
With                 8  Shared Dispositive Power


9     Aggregate Amount Beneficially Owned by Each Reporting Person

      14,638,789

10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares*___

      N/A

11    Percent of Class Represented by Amount in Row (9)

      7.14%

12    Type of Reporting Person*

      IN

                                  SCHEDULE 13G

CUSIP No.    None                                           Page 3 of 4 Pages
          ----------                                             --   --

Item 1(a).  Name of Issuer:

            Publix Super Markets, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1936 George Jenkins Boulevard, Lakeland, FL  33815

Item 2(a).  Name of Person Filing:

            Nancy E. Jenkins

Item 2(b).  Address of Principal Business Officer or, if None, Residence:



Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, Par Value $1.00 Per Share

Item 2(e).  CUSIP Number:

            None

Item 3. If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.     Ownership
---------------------

            Information regarding ownership of common stock of the Company:

            (a)   Amount beneficially owned:  14,638,789

            (b)   Percent of class:  7.14%

            (c)   Number of shares as to which the person has:

                 (i)   Sole power to vote or direct the vote:
                       14,638,789

                 (ii)  Shared power to vote or to direct the vote:

                 (iii) Sole power to dispose or direct the disposition of:
                       14,638,789

                 (iv)  Shared power to dispose or to direct the disposition of:

                                  SCHEDULE 13G

CUSIP No.    None                                           Page 4 of 4 Pages
          ----------                                             --   --

      As of December 31, 2000, Nancy E. Jenkins was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 14,638,789 shares of the Company's common stock or approximately 7.14% of the total outstanding shares of the Company's common stock. Nancy E. Jenkins has sole voting and sole dispositive power of 13,668,507 shares owned directly by Nancy E. Jenkins Revocable Trust, Nancy E. Jenkins as Trustee, and sole voting and sole dispositive power of 970,282 shares owned by the NEJ Grantor Retained Annuity Trust, Nancy E. Jenkins as Trustee.

Item 5.  Ownership of Five Percent or Less of a Class
-----------------------------------------------------

      Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
------------------------------------------------------------------------

      Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
----------------------------------------------------------------------------
         the Security Being Reported on by the Parent Holding Company
         ------------------------------------------------------------

      Not applicable.

Item 8.  Identification and Classification of Members of the Group
------------------------------------------------------------------

      Not applicable.

Item 9.  Notice of Dissolution of Group
---------------------------------------

      Not applicable.

Item 10. Certifications
-----------------------

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

                                     /s/ Nancy E. Jenkins
                                    ------------------------------------
                                    Nancy E. Jenkins

Date:  February 14, 2001